Exhibit 99.1

News Release

NORBORD REPORTS SECOND QUARTER 2016 RESULTS; DECLARES QUARTERLY DIVIDEND

Note: Financial references in US dollars unless otherwise indicated.

Q2 2016 HIGHLIGHTS

•	Adjusted earnings of $0.49 per diluted share, a $0.63 improvement over Q2 2015

•	Adjusted EBITDA of $94 million, a fivefold increase over Q2 2015

•	Captured $32 million in cumulative merger synergies ($39 million annualized), 87% of $45 million total commitment

•	Realized $14 million in Margin Improvement Program gains year-to-date

•	North American manufacturing costs decreased 6% year-to-date

•	Declared quarterly dividend of CAD $0.10 per share to shareholders of record on September 1, 2016

TORONTO, ON (July 26, 2016) – Norbord Inc. (TSX and NYSE: OSB) today reported Adjusted EBITDA of $94 million for the second quarter of 2016 versus $19 million in the second quarter of 2015 and $61 million in the first quarter of 2016. The improvement versus both comparative periods is primarily due to higher North American oriented strand board (OSB) prices and shipment volumes. North American operations generated Adjusted EBITDA of $85 million in the quarter compared to $11 million in the same quarter last year and $53 million in the prior quarter. European operations delivered Adjusted EBITDA of $11 million compared to $10 million in both comparative quarters.

“Our financial and operational performance continued to improve in the second quarter. Our Adjusted EBITDA has increased for six consecutive quarters and so far in 2016, we have generated $120 million more in Adjusted EBITDA than this time last year. Further, our Adjusted earnings were more than double the first quarter,” said Peter Wijnbergen, Norbord’s President and CEO. “Our North American mills produced at 96% of stated capacity during the quarter. The benchmark OSB spot price is currently up 44% since its February low, the highest level in over three years. We see further upside to our performance as recovering US housing starts, particularly single-family, continue to drive increasing OSB demand.”

“In Europe, our panel business delivered a 10% improvement in Adjusted EBITDA. The underlying fundamentals of our European business remain favourable in spite of the political uncertainty following the Brexit referendum. The UK is a net importer of panelboard and as a primarily UK-based producer, the recent pressure on the Pound Sterling makes Norbord’s domestically-produced panels more competitive than imports. Our modernization project at Inverness will lower our manufacturing costs and is underpinned by growing European OSB demand, largely driven by increasing substitution of OSB for higher cost plywood.”

Norbord recorded Adjusted earnings of $42 million or $0.49 per share (basic and diluted) in the current quarter compared to an Adjusted loss of $12 million or $0.14 per share in the same quarter last year and Adjusted earnings of $20 million or $0.23 per share in the prior quarter. Adjusted earnings/loss exclude non-recurring items and use a normalized income tax rate:

$ millions	Q2-2016	Q1-2016	Q2-2015
Earnings (loss)	44	23	(23)
Adjusted for:
Merger transaction costs	—	—	1
Costs to achieve merger synergies	2	1	3
Costs related to High Level Fire	1	—	—
Costs on early debt extinguishment	—	—	25
Reported income tax expense (recovery)	10	3	(22)

Adjusted pre-tax earnings (loss)	57	27	(16)
Income tax (expense) recovery at statutory rate	(15)	(7)	4

Adjusted earnings (loss)	42	20	(12)

Market Conditions

In North America, year-to-date US housing starts were up 7% versus the same period last year. Single-family starts, which use approximately three times more OSB than multi-family, increased by 13% and single-family permits were 10% higher. The seasonally-adjusted annualized rate was 1.19 million in June. The consensus forecast from US housing economists is for approximately 1.20 million starts in 2016, which suggests an 8% year-over-year improvement.

Second quarter North American benchmark OSB prices increased significantly from both the same quarter last year and the previous quarter as new home construction activity and OSB demand continue to improve. OSB prices increased rapidly during the month of May before pulling back in June, and the North Central benchmark price finished the quarter at $275 per thousand square feet (Msf) (7/16-inch basis). The North Central benchmark price averaged $264 per Msf for the quarter, compared to $193 per Msf in the same quarter last year and $226 per Msf in the previous quarter. In the South East region, where approximately 35% of Norbord’s North American OSB capacity is located, benchmark prices averaged $245 per Msf in the quarter, compared to $174 in the same quarter last year and $215 in the prior quarter. In the Western Canada region, where approximately 30% of Norbord’s North American capacity is located, benchmark prices averaged $242 per Msf in the quarter, compared to $152 in the same quarter last year and $191 in the previous quarter.

In Europe, Norbord’s core panel markets in the UK and Germany continued to experience strong demand growth in the quarter. Second quarter average panel prices were in line with both the same quarter last year and the previous quarter. OSB prices were stable in the UK and continued to rise on the continent, resulting in average prices that were 4% higher year-over-year and 2% higher quarter-over-quarter. Medium density fibreboard (MDF) and particleboard prices were 5% lower year-over-year due to increased import competition when the Pound Sterling was stronger earlier this year, but were in line with the previous quarter.

Performance

Norbord’s North American OSB shipments increased 8% year-over-year and 11% quarter-over-quarter due to fewer maintenance and market shuts and improved mill productivity. Norbord’s operating North American OSB mills produced at 96% of stated capacity (excluding the two curtailed mills in Huguley, Alabama and Val-d’Or, Quebec), up from 89% in the same quarter last year and 92% in the prior quarter. Capacity utilization increased versus both comparative periods due to improved productivity, as well as fewer maintenance shuts and production curtailments, partially offset by approximately three weeks of lost production due to the fire at the High Level, Alberta mill. Three of Norbord’s North American mills achieved quarterly production records.

Norbord’s North American OSB cash production costs per unit (before mill profit share) decreased 6% year-to-date due to improved productivity, lower resin prices, improved raw material usages, fewer maintenance shuts and production curtailments and the weaker Canadian dollar, which were partially offset by higher supplies and maintenance costs.

In Europe, Norbord’s shipments were 5% higher than the same quarter last year and 6% higher than the prior quarter. The European mills produced at 104% of stated capacity in the quarter compared to 101% in the same quarter last year and 100% in the prior quarter due to improved productivity. One of Norbord’s European mills achieved a quarterly production record.

Norbord’s mills delivered Margin Improvement Program (MIP) gains of $14 million year-to-date from improved productivity and lower raw material use as well as merger synergies and returns on recent capital investments. MIP gains are measured relative to the prior year at constant prices and exchange rates.

In the 15 months since the merger with Ainsworth, Norbord has captured $32 million in cumulative merger synergies ($39 million annualized), or 87% of the $45 million total commitment. The Company remains on track to deliver its full $45 million target by the end of 2016. In addition to these synergies, the merger has enabled the Company to avoid significant cash outlays it would otherwise have had to incur. Norbord estimates this capital and operating cost avoidance at $18 million, which includes transferring formerly idle assets, maintaining lower inventory levels and optimizing the timing of supplier payments.

In January 2016, the Board of Directors approved a $135 million investment over the next two years to modernize and expand the Company’s Inverness, Scotland OSB mill. During the quarter, on-site construction work commenced and work began to move the unused second press from the Grande Prairie, Alberta mill to Inverness.

Capital investments year-to-date were $34 million (including $6 million related to the Inverness project) compared to $28 million in the first half of last year. Norbord’s 2016 regular capital expenditure budget is $75 million. In addition, the Company expects to spend $45 million on the Inverness project in 2016.

Operating working capital was $163 million at quarter-end compared to $151 million at the end of the same quarter last year and $172 million at the end of the prior quarter. Working capital increased year-over-year primarily due to the impact of higher North American OSB prices on accounts receivable and the insurance receivable related to the High Level fire. Working capital decreased quarter-over-quarter primarily due to the seasonal inventory drawdown at the northern mills and the loss of log inventory due to the High Level fire (which is covered by insurance).

Due to improved Adjusted EBITDA, cash generated from operations for the first six months of 2016 was $86 million compared with $55 million of cash consumed in the same period of 2015.

At quarter-end, Norbord’s unutilized liquidity improved by $50 million to $374 million and consisted of $12 million in cash and $362 million in unused credit lines. During the quarter, the Company repaid $55 million that had previously been drawn under the accounts receivable securitization program. In June 2016, the Company amended its bank lines to reset the tangible net worth covenant to $500 million and extend the maturity date for $225 million of the total aggregate commitment to May 2019. The remaining $20 million commitment matures in May 2018. The Company’s tangible net worth was $799 million and net debt to total capitalization on a book basis was 48%. Both ratios remain well within bank covenants.

Norbord has $200 million senior secured notes that are due in February 2017, which the Company intends to permanently repay at maturity using cash on hand, cash generated from operations and if necessary, by drawing upon the accounts receivable securitization program.

Dividend

The Board of Directors declared a quarterly dividend of CAD $0.10 per common share, payable on September 21, 2016 to shareholders of record on September 1, 2016.

Norbord’s dividends are declared in Canadian dollars. Registered and beneficial shareholders may opt to receive their dividends in either Canadian dollars or the US dollar equivalent. Unless they request the US dollar equivalent, shareholders will continue to receive dividends in Canadian dollars. The US dollar equivalent of the dividend will be based on the Bank of Canada noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day.

Registered shareholders wishing to receive the US dollar dividend equivalent should contact Norbord’s transfer agent, CST Trust Company, by phone at 1-800-387-0825 or by email at inquiries@canstockta.com. Beneficial shareholders (i.e., those holding their Norbord shares with their brokerage) should contact the broker with whom their shares are held.

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Additional Information

Norbord’s Q2 2016 letter to shareholders, news release, management’s discussion and analysis, consolidated unaudited interim financial statements and notes to the financial statements have been filed on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and are available in the investor section of the Company’s website at www.norbord.com. Shareholders may receive a hard copy of Norbord’s audited annual financial statements free of charge upon request. The Company has also made available on its website presentation materials containing certain historical and forward-looking information relating to Norbord, including materials that contain additional information about the Company’s financial results. Shareholders are encouraged to read this material.

Conference Call

Norbord will hold a conference call for analysts and institutional investors on Tuesday, July 26, 2016 at 11:00 a.m. ET. The call will be broadcast live over the Internet via www.norbord.com and www.newswire.ca. An accompanying presentation will be available in the “Investors/Conference Call” section of the Norbord website prior to the start of the call. A replay number will be available approximately one hour after completion of the call and will be accessible until August 24, 2016 by dialing 1-888-203-1112 or 647-436-0148. The passcode is 2632143. Audio playback and a written transcript will be available on the Norbord website.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.7 billion and employs approximately 2,600 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

-end-

Contact:

Heather Colpitts

Senior Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “expect,” “believe,” “forecast,” “likely,” “support,” “target,” “consider,” “continue,” “suggest,” “intend,” “should,” “appear,” “would,” “will,” “will not,” “plan,” “can,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; risks inherent to product concentration and cyclicality; effects of competition and product pricing pressures; risks inherent to customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent to a capital intensive industry; ability to realize synergies; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the January 27, 2016 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2015 Management’s Discussion and Analysis dated January 27, 2016 and Q2 2016 Management’s Discussion and Analysis dated July 25, 2016.

Norbord defines Adjusted EBITDA as earnings (loss) determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, income taxes, depreciation and amortization, and other unusual or non-recurring items, and Adjusted earnings (loss) as earnings (loss) determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate. Adjusted EBITDA and Adjusted earnings (loss) are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See the Non-IFRS Financial Measures section in Norbord’s 2015 Management’s Discussion and Analysis dated January 27, 2016 and Q2 2016 Management’s Discussion and Analysis dated July 25, 2016 for a quantitative reconciliation of Adjusted EBITDA and Adjusted earnings (loss) to earnings (the most directly comparable IFRS measure).

Peter Wijnbergen

President & CEO

July 26, 2016

To Our Shareholders,

The second quarter of 2016 was a strong one for Norbord, with continued solid operational performance, a favourable pricing environment in North America, and growing sales volume in North America, Europe and Asia. The result was our sixth consecutive quarter of EBITDA improvement. This performance supports our view that the underlying fundamentals and macro trends which influence our business are in our favour.

The past quarter was not without its challenges, however. Given our business in the United Kingdom and western Europe, a number of shareholders have inquired about our perspective on the outcome of the UK’s referendum on membership in the European Union (“Brexit” referendum), and the implications this might have for the Company. This is a valid question, and in this letter I will share our views on why we believe the referendum outcome should not have a significant or lasting impact on Norbord.

Quarterly highlights

On the back of strong North American pricing, we delivered Adjusted EBITDA of $94 million during the quarter (Adjusted earnings per share of $0.49) – over 50% more than the previous quarter. Across our global operations, manufacturing costs declined 4% year-over-year and we had record quarterly production at four mills. Our improved mill productivity enabled a 7% increase in sales volume year-over-year, consistent with the demand increases we had been forecasting. While still a small part of our revenues, sales to Asia are also improving, with exports to both Japan and China up over last year.

We continue to make progress on the synergies from our merger with Ainsworth. To-date we have captured $39 million (annualized) in cumulative synergies, or 87% of our overall $45 million target. In addition to these synergies, our now larger post-merger operations have enabled us to avoid significant cash outlays we would otherwise have had to incur. We estimate this capital and operating cost avoidance at $18 million, which includes transferring and putting formerly idle assets to productive use, maintaining lower inventory levels and optimizing the timing of supplier payments.

While we continue to allocate capital toward optimizing and growing our operations, we are also reducing our debt. During the second quarter we completely paid down our $55 million in accounts receivable securitization drawings, improving our liquidity position by more than $50 million to $374 million. Deleveraging remains a priority and we are committed to using our free cash flow and this liquidity to pay down our $200 million 2017 bonds when they come due next February.

Well positioned to navigate political uncertainty in the UK

While Norbord, like all companies active in the UK, is affected by the prevailing political environment following the referendum result, the underlying fundamentals and market dynamics that relate to our specific industry continue to be favourable. For context, our European business represents 24% of our shipments volume (of which about two-thirds remains in the UK) and contributed 12% of our Adjusted EBITDA this quarter. We are are well positioned to navigate the current economic uncertainties and this perspective is founded on two principal facts.

First, OSB represents only about 45% of structural panel consumption in Europe compared to over 65% in North America. Substitution of OSB for higher cost plywood has been driving double-digit demand growth for the past several years. Since the vast majority of competing plywood is imported from outside Europe and denominated in US dollars, it has become 10% more expensive in the UK market since the referendum. Further, the UK is a net importer of OSB, MDF and particleboard, and Norbord is the largest domestic panelboard producer. The Pound Sterling has also devalued almost 10% versus the Euro, making our domestically produced panels even more appealing for UK customers.

Second, there is a chronic undersupply of new housing in the UK. The UK government acknowledges that the number of new homes built annually needs to double from its current level. Over the past few years, a number of measures have been legislated to debottleneck the cumbersome planning process. This new supply may not be built out as quickly now as before the referendum, but the fact remains there is a housing gap that needs to be filled. While new home construction drives only about one-quarter of UK OSB demand, this continues to represent a significant opportunity for Norbord.

We are confident the underlying fundamentals are positive and that we have the right strategy and operational approach in place.

Our Inverness project is a unique and low-risk way to further strengthen our European business. Our $135 million project budget translates to $190 per thousand square feet of capacity. This is half the cost of greenfield and represents the new low water mark for capacity cost in our industry. The referendum has not changed the project economics and the benefits will be driven by significantly lowering the mill’s manufacturing cost through the installation of larger scale, modern press technology that has been sitting idle at our Grande Prairie, Alberta mill. The opportunity is further underpinned by the site’s access to a growing and low-cost wood basket in Europe.

Two reminders why safety is always a priority

For the past decade, we have been making step changes towards world-class safety performance. However, two weeks ago, we were tragically reminded that we can never let up on this focus. One of our long-serving Cowie, Scotland employees was fatally injured during a routine maintenance shutdown. This was devastating news for everyone at Norbord and our thoughts and sympathies are with our colleague’s family at this difficult time.

I would like to acknowledge our team in High Level, Alberta, as well as the local authorities and community at large. In May, a fire broke out in the wood yard, quickly consuming about half of our log inventory and threatening the entire mill. Thanks to the efforts of our employees, the first responders and many others, the fire was contained and everyone remained safe. We appreciate the local relationships we have in the High Level area and value our role in the community. On behalf of everyone at Norbord, I thank the people of High Level for their support.

Positive momentum in the business

Our North American business has been strong, and the steadily improving US housing market and the related rise in OSB prices make us optimistic our second half performance could be stronger yet. Our European business has continued to generate stable cash flows each quarter, with future growth potential expected once our reinvested Inverness mill comes on-line in the back half of 2017.

In closing, we thank our shareholders for their investment in Norbord and look forward to reporting on our progress next quarter.

Sincerely,

This letter includes forward-looking statements, as defined by applicable securities legislation including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “expect,” “suggest,” “support,” “believe,” “should,” “potential,” “likely,” “continue,” “forecast,” “plan,” “indicate,” “consider,” “future,” or variations of such words and phrases or statements that certain actions “may,” “could,” “must,” “would,” “might,” or “will” be undertaken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. See the cautionary language in the Forward-Looking Statements section of the 2015 Management’s Discussion and Analysis dated January 27, 2016 and Q2 2016 Management’s Discussion and Analysis dated July 25, 2016.

Norbord defines Adjusted EBITDA as earnings (loss) determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, income taxes, depreciation and amortization, and other unusual or non-recurring items. Adjusted EBITDA is a non-IFRS financial measure, does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. See the Non-IFRS Financial Measures section in Norbord’s 2015 Management’s Discussion and Analysis dated January 27, 2016 and Q2 2016 Management’s Discussion and Analysis dated July 25, 2016 for a quantitative reconciliation of Adjusted EBITDA to earnings (the most directly comparable IFRS measure).

Consolidated Balance Sheets

(Unaudited) (US $ millions)	Note	Jun 25, 2016	Dec 31, 2015
Assets
Current assets
Cash		$12	$9
Accounts receivable	3	166	135
Tax receivable		1	2
Inventory	4	188	181
Prepaids		7	10

		374	337
Non-current assets
Property, plant and equipment		1,239	1,260
Intangible assets		20	18
Deferred income tax assets		5	5
Other assets	5	16	15

		1,280	1,298

		$1,654	$1,635

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$198	$201
Tax payable		2	2
Current portion of long-term debt	6	200	—

		400	203
Non-current liabilities
Long-term debt	6	545	745
Other long-term debt	3	—	30
Other liabilities	7	45	31
Deferred income tax liabilities		111	107

		701	913

Shareholders’ equity	8	553	519

		$1,654	$1,635

(See accompanying notes)

Commitments and Contingencies (note 13)

Consolidated Statements of Earnings

(Unaudited) Periods ended Jun 25 and Jun 27 (US $ millions, except per share information)	Note	Q2 2016	Q2 2015	6 mos 2016	6 mos 2015
Sales	15	$447	$365	$831	$716
Cost of sales	9	(353)	(344)	(675)	(677)
General and administrative expenses		(3)	(3)	(5)	(6)
Depreciation and amortization	15	(24)	(22)	(45)	(43)

Operating income (loss)		67	(4)	106	(10)
Non-operating (expense) income:
Finance costs		(13)	(13)	(26)	(27)
Costs on early debt extinguishment		—	(25)	—	(25)
Foreign exchange loss on Ainsworth Notes		—	—	—	(28)
Gain on derivative financial instrument on Ainsworth Notes		—	—	—	4
Merger transaction costs	1	—	(1)	—	(8)
Severance costs related to Merger	1	—	(2)	—	(2)

Earnings (loss) before income tax		54	(45)	80	(96)
Income tax (expense) recovery		(10)	22	(13)	36

Earnings (loss)		$44	$(23)	$67	$(60)

Earnings (loss) per common share Basic and Diluted
	10	$0.51	$(0.27)	$0.78	$(0.70)

(See accompanying notes)

Consolidated Statements of Comprehensive Income

(Unaudited) Periods ended Jun 25 and Jun 27 (US $ millions)	Q2 2016	Q2 2015	6 mos 2016	6 mos 2015
Earnings (loss)	$44	$(23)	$67	$(60)
Other comprehensive (loss) income, net of tax
Items that will not be reclassified to earnings:
Actuarial (loss) gain on post-employment obligation	(8)	13	(12)	4
Items that may be reclassified subsequently to earnings:
Foreign currency translation (loss) gain on foreign operations	(6)	5	(11)	(33)
Net gain on Euro cash flow hedge	—	1	—	1

Other comprehensive (loss) income, net of tax	(14)	19	(23)	(28)

Comprehensive income (loss)	$30	$(4)	$44	$(88)

(See accompanying notes)

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited) Periods ended Jun 25 and Jun 27 (US $ millions)	Note	Q2 2016	Q2 2015	6 mos 2016	6 mos 2015
Share capital
Balance, beginning of period		$1,335	$1,332	$1,334	$1,331
Issue of common shares upon exercise of options and Dividend Reinvestment Plan	8	2	2	3	3

Balance, end of period		$1,337	$1,334	$1,337	$1,334

Merger reserve
Balance, beginning and end of period	8	$(96)	$(96)	$(96)	$(96)

Contributed surplus
Balance, beginning of period		$10	$10	$10	$9
Stock-based compensation	8	—	—	—	1

Balance, end of period		$10	$10	$10	$10

Retained deficit
Balance, beginning of period		$(543)	$(511)	$(559)	$(463)
Earnings (loss)		44	(23)	67	(60)
Common share dividends		(6)	(17)	(13)	(28)

Balance, end of period(i)		$(505)	$(551)	$(505)	$(551)

Accumulated other comprehensive loss
Balance, beginning of period		$(179)	$(169)	$(170)	$(122)
Other comprehensive (loss) income		(14)	19	(23)	(28)

Balance, end of period	8	$(193)	$(150)	$(193)	$(150)

Shareholders’ equity		$553	$547	$553	$547

(See accompanying notes)

(i) Retained deficit comprised of:
Deficit arising on cashless exercise of warrants in 2013				$(263)	$(263)
All other retained deficit				(242)	(288)

				$(505)	$(551)

Consolidated Statements of Cash Flows

(Unaudited) Periods ended Jun 25 and Jun 27 (US $ millions)	Note	Q2 2016	Q2 2015	6 mos 2016	6 mos 2015
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings (loss)		$44	$(23)	$67	$(60)
Items not affecting cash:
Depreciation and amortization		24	22	45	43
Deferred income tax		8	(23)	10	(34)
Gain on derivative financial instrument on Ainsworth Notes		—	—	—	(4)
Foreign exchange loss on Ainsworth Notes		—	—	—	28
Other items	11	(3)	14	6	14

		73	(10)	128	(13)
Net change in non-cash operating working capital balances	11	10	7	(43)	(41)
Net change in tax payable (receivable)		—	—	1	(1)

		83	(3)	86	(55)

Investing activities
Investment in property, plant and equipment		(21)	(15)	(34)	(28)
Investment in intangible assets		(2)	(1)	(3)	(2)

		(23)	(16)	(37)	(30)

Financing activities
Common share dividends paid		(7)	(17)	(13)	(27)
Accounts receivable securitization (repayments) drawings, net	3	(55)	5	(30)	50
Issue of common shares		2	1	2	1
Repayment of bank advances		—	(3)	—	—
Issuance of debt		—	315	—	315
Debt issue costs		—	(6)	—	(6)
Repayment of debt		—	(315)	—	(315)
Premium on early debt extinguishment		—	(13)	—	(13)

		(60)	(33)	(41)	5

Foreign exchange revaluation on cash		(2)	10	(5)	(2)

Cash
(Decrease) increase during period		(2)	(42)	3	(82)
Balance, beginning of period		14	52	9	92

Balance, end of period		$12	$10	$12	$10

(See accompanying notes, including note 11 for supplemental cash flow information)